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                             September 21, 2021

       Alex K. Grab
       General Counsel
       Brilliant Earth Group, Inc.
       300 Grant Avenue, Third Floor
       San Francisco, CA 94108

                                                        Re: Brilliant Earth
Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 14,
2021
                                                            File No. 333-259164

       Dear Mr. Grab:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed September 14, 2021

       Forum Selection, page 191

   1. Your disclosure here and on pages 75-76 indicate that the forum selection provision does not apply to claims
arising under the Exchange Act. However, Exhibit 3.2 contains no such limitation. Please
revise Exhibit 3.2 so that it is consistent with your disclosure.
              You may contact Effie Simpson at (202) 551-3346 or Martin James at (202) 551-3671 if
       you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram at (202) 551-3397 with any other questions.
 Alex K. Grab
Brilliant Earth Group, Inc.
September 21, 2021
Page 2
                                           Sincerely,
FirstName LastNameAlex K. Grab
                                           Division of Corporation Finance
Comapany NameBrilliant Earth Group, Inc.
                                           Office of Manufacturing
September 21, 2021 Page 2
cc:       Tad J. Freese
FirstName LastName